UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2016

LOCKHEED MARTIN CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	1-11437	52-1893632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6801 Rockledge Drive Bethesda, Maryland		20817
(Address of principal executive offices)		(Zip Code)

(301) 897-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On July 11, 2016, Lockheed Martin Corporation (“Lockheed Martin”) issued a press release announcing the commencement of its exchange offer related to the proposed transaction to separate its Information Systems & Global Solutions business segment and merge this business with Leidos Holdings, Inc. (“Leidos”) in a Reverse Morris Trust transaction. In the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created to facilitate the transaction, will merge with a subsidiary of Leidos and become a wholly-owned subsidiary of Leidos. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release of Lockheed Martin Corporation dated July 11, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation

Date: July 11, 2016	by:	/s/ Stephen M. Piper
Stephen M. Piper
Vice President and Associate General
Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Lockheed Martin Corporation dated July 11, 2016